News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SEA	March 27, 2025

Seabridge Gold Files 2024 Annual Information Form, Year End

Audited Financial Statements and MD&A

Toronto, Canada… Seabridge Gold announced today that it has filed its Annual Information Form, Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2024 on SEDAR (www.sedarplus.ca).  These documents are also available on the Company's website at https://www.seabridgegold.com/investors/financial-reports. Seabridge's Form 40-F will be filed shortly with the SEC on EDGAR (www.sec.gov/). The Company's Shareholders may, upon written request, receive a hard copy of the Company's complete 2024 audited consolidated financial statements free of charge.

During the year ended December 31, 2024 Seabridge posted a net loss of $31.2 million ($0.35 per share) compared to a net loss of $29.3 million ($0.35 per share) for the previous 12-month period. During 2024, on a cash basis, Seabridge invested $106.3 million in mineral interests, property and equipment compared to $230.2 million in 2023. At December 31, 2024, net working capital was $37.8 million compared to $54.5 million at December 31, 2023.

Chairman and CEO Rudi Fronk said: "2024 was a year of important accomplishments including the Substantially Started Determination from the BC government, discovery of a large system of gold and copper mineralization on the Company's Iskut project and engagement with leading global miners on the KSM partnership opportunity. Our number one corporate objective for 2025 is to secure a partner for KSM that possesses the technical, financial and social skills to advance the project to a production decision."

In February 2025, Seabridge strengthened its balance sheet by completing two equity financings for gross proceeds of $142.5 million (US$100 million) consisting of a bought-deal financing of 6,540,000 common shares at US$12.25 per share plus, plus a private placement on the same terms with a strategic investor of 1,640,000 common shares, all at US$12.25 per share. Net proceeds from these financings will be used by the Company to make the payments to BC Hydro contracted for completion of the KSM switching station; complete a program to collect all remaining anticipated field data for, and undertake early value engineering to support, a KSM bankable feasibility study; respond to data requirements from the joint venture process; fund other costs associated with ongoing activities at the Company's 100%-owned KSM gold-copper project in northeast British Columbia, Canada; and for general corporate purposes.

Seabridge holds a 100% interest in several North American gold projects. Two of Seabridge's principal assets, the KSM project and its Iskut project, are located in British Columbia's "Golden Triangle". The Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com